Exhibit 99.1

DDC Enterprise Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of 2024 Annual General Meeting of Shareholders

To Be Held on April 15, 2024, at 8:00 p.m., Eastern Daylight Time

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting” or “AGM”) of holders of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) (the “shareholders”) of DDC Enterprise Limited (the “Company”) will be held virtually on April 15, 2024, at 8:00 p.m., Eastern Daylight Time. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://web.lumiconnect.com/228736879 (passcode: ddc2024). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about March 26, 2024.

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor;

2.	RESOLVED as an ordinary resolution: to elect the following persons as Directors of the Company, each to hold office until the next annual general meeting or until his or her successor is duly elected and qualified, subject to earlier death, resignation, or removal pursuant to the Company’s Articles of Association;

Norma Ka Yin Chu

Katherine Shuk Kwan Lui

Chia-hung Yang

Matthew Gene Mouw

Samuel Chun Kong Shih

3.	RESOLVED, as an ordinary resolution and with immediate effect, that the authorized share capital of the Company be increased and reorganized by way of:

a.	increasing the authorized share capital by an additional US$1,744,000;

b.	creating an additional 100,000,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

c.	creating an additional 875,000 authorized Class B Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company; and

d.	creating an additional 10,000,000 authorized preferred shares of a nominal or par value of US$0.016 each which may be issued, from time to time, as authorized by the Board of Directors in one or more series, in such numbers of shares, with such designations, powers, including voting powers, full or limited, or no voting powers, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, and restrictions as the Board of Directors determines, as empowered to do so under the current amended and restated memorandum and articles of association of the Company,

SO THAT, the authorized share capital of the Company be amended FROM US$1,614,000 divided into 100,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each and 875,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, TO US$3,388,000 divided into 200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each, 1,750,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, and 10,000,000 preferred shares of a nominal or par value of US$0.016 each;

4.	RESOLVED as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $0.016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from 1,000,000 Class A Ordinary Shares to 3,200,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in the proxy statement accompanying this notice); and

5.	to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business Eastern Daylight Time on March 14, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. As of the Record Date, there were 21,571,274 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

You are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available at http://www.astproxyportal.com/ast/27664.

DDC ENTERPRISE LIMITED

Date: March 26, 2024	By:	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu, Chief Executive Officer

DDC ENTERPRISE LIMITED

Annual General Meeting of Shareholders

April 15, 2024

8:00 p.m., Eastern Daylight Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DDC Enterprise Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting” or “AGM”) of the Company to be held on April 15, 2024 at 8:00 p.m. Eastern Daylight Time. The board of directors of the Company has determined to convene and conduct the AGM in a virtual meeting format at: https://web.lumiconnect.com/228736879 (passcode: ddc2024). Shareholders will NOT be able to attend the AGM in person. This proxy statement includes instructions on how to access the virtual AGM and how to listen and vote from home or any remote location with Internet connectivity.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (the “Ordinary Shares”) of record at the close of business on March 14, 2024 (the “Record Date”) are entitled to attend virtually and vote at the Meeting or at any adjournment thereof. As of the Record Date, there were 21,571,274 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Members holding Ordinary Shares that represent not less than one-third (1/3) of all voting share capital of the Company present in person or by proxy and entitled to vote at the Meeting shall form a quorum.

In order to pass, each proposal at the AGM requires the vote of a simple majority of votes cast by shareholders entitled to vote.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31, 2023, and the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”);

2.	RESOLVED as an ordinary resolution: to re-elect the following persons as Directors of the Company, pursuant to the Company’s Articles of Association (the “Election Proposal”);

a.	Norma Ka Yin Chu be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

b.	Katherine Shuk Kwan Lui be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

c.	Chia-hung Yang be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

d.	Matthew Gene Mouw be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

e.	Samuel Chun Kong Shih be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

3.	RESOLVED, as an ordinary resolution and with immediate effect, that the authorized share capital of the Company be increased and reorganized by way of:

a.	increasing the authorized share capital by an additional US$1,744,000;

b.	creating an additional 100,000,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

c.	creating an additional 875,000 authorized Class B Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company; and

d.	creating an additional 10,000,000 authorized preferred shares of a nominal or par value of US$0.016 each which may be issued, from time to time, as authorized by the Board of Directors in one or more series, in such numbers of shares, with such designations, powers, including voting powers, full or limited, or no voting powers, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, and restrictions as the Board of Directors determines, as empowered to do so under the current amended and restated memorandum and articles of association of the Company,

SO THAT, the authorized share capital of the Company be amended FROM US$1,614,000 divided into 100,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each and 875,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, TO US$3,388,000 divided into 200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each, 1,750,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, and 10,000,000 preferred shares of a nominal or par value of US$0.016 each (the “Authorized Share Capital Reorganization Proposal”);

4.	RESOLVED as an ordinary resolution: to approve the amendments to the 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s class A ordinary shares, par value $.016 (the “Class A Ordinary Shares”) that can be awarded under the 2023 ESOP from the currently authorized 1,000,000 Class A Ordinary Shares to 3,200,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in this proxy statement) (the “2023 ESOP Amendment Proposal”); and

5.	to approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–5.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend virtually the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Annual Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Auditor Proposal	Majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Election Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Authorized Share Capital Reorganization Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

2023 ESOP Amendment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Adjournment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Annual Meeting	No

Abstentions will not count as a vote against each of the proposals.

Voting Procedures

Each Class A Ordinary Share that you own in your name entitles you to one vote, and each Class B Ordinary Shares entitles the holder to ten votes, on each of the proposals for the Annual Meeting. Your proxy card shows the number of Ordinary Shares that you own.

●	You can vote your Ordinary Shares in advance of the Annual Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Annual Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our board of directors. Our board of directors recommends voting “FOR” each of the Proposals named in this Proxy Statement.

●	You can attend the Annual Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the Meeting. Representatives of KPMG will not be present at the Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board is seeking ratification of its selection of KPMG as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board will reconsider its selection of KPMG and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees billed or expected to be billed for audit and other services provided by KPMG for the fiscal year ended December 31, 2023 and 2022.

	For the Year Ended December 31,
	2023	2022
Services Rendered
Audit	$846,310	$1,036,761
Audit related services	$535,996	$-
Total	$1,382,306	$1,036,761

Audit fees include primarily professional services rendered for the audits of the consolidated financial statements and internal controls over financial reporting, the review of documents filed with the SEC, consents, and financial accounting and reporting consultations.

Audit-related fees include reviews of any interim financial statements contained in the Company’s Forms 6-K.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board at the next meeting.

The Board of Directors proposes to solicit shareholder approval to effect the Auditor Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Auditor Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of KPMG Huazhen LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024 be and is approved and ratified, and the board of directors of the Company be authorized to fix the remuneration of the auditor.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF KPMG HUAZHEN LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023 AND THE FISCAL YEAR ENDING DECEMBER 31, 2024

PROPOSAL NO. 2

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his/her successor is duly elected and qualified, subject to earlier death, resignation, or removal, in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Norma Ka Yin Chu (age 42) is our Chief Executive Officer, Director and Chairwoman. Ms. Chu is the founder and has served as Chairwoman of the Board and our CEO since our establishment in 2012. Before founding DDC, Ms. Chu served as Head of Equities Research of HSBC Private Bank in Hong Kong from July 2010 to May 2012. She is also a Board Member of YPO North Asia Regional and a Board Member of Hong Kong Shanghai Youth Association, as well as a Standing Director of Shanghai Hong Kong Association. Ms. Chu has also been elected as a member of the Technology and Innovation Subsector of the Election Committee of Hong Kong SAR for 2021. Ms. Chu received her Bachelor of Arts degree in the University of Washington in 2004. She is also an alumnus of Harvard Business School where she completed the Executive General Management Program in 2023.

Katherine Shuk Kwan Lui (age 59) is our Chief Financial Officer and Director. Ms. Lui served as our Chief Financial Officer since January 2020. Ms. Lui is the founder and managing director of CanAsia Consulting Group Hong Kong Co., Ltd since 2008, and founder and chief executive officer of Cloud Services For SME Technology Limited since 2015, which offers SaaS products with aims to automate management accounting data collection and analysis. She is also founder of Asia Pacific Business which provides secretarial services, and Cannex Technologies which provides e-financials products, in Hong Kong and Singapore. Prior to that, Ms. Lui worked at KPMG’s Toronto, Shanghai and Hong Kong office from September 1993 to December 2004. Ms. Lui is a member of the Hong Kong Institute of Certified Public Accountants. Ms. Lui graduated with a Bachelor’s degree of Commerce from the University of Toronto in 1987 and a MBA from Schulich School of Business at York University, Canada in 1992.

Chia-hung Yang (age 61) has served as our independent director since November 2023. Mr. Yang has been the chief financial officer of Ehang Holdings Limited (Nasdaq: EH) since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for CellStar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of I-Mab (Nasdaq: IMAB), IQIYI（Nasdaq:IQ）, Tongcheng Travel Holdings Limited (HKSE: 0780), UP Fintech Holding Ltd (Nasdaq: TIGR) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles.

Matthew Gene Mouw (age 63) is our independent director. Mr. Mouw served as Regional President Asia, Africa and Australia for Barilla G. e R. Fratelli S.p.A. from February 2011 to December 2015. Prior to this, Mr. Mouw has also worked at two other major FMCG multinationals, Groupe Danone in General Management, and Mars Incorporated, in sales and marketing. He also has prior experience as an investor and advisor to successful FMCG start-ups both in China and the USA. He has a broad range of FMCG experiences in China and the Asia region in pasta, sweet biscuits, bottled water, juices, juice drinks, confectionary and pet foods. Mr. Mouw graduated from Hamline University in St. Paul, Minnesota with a Bachelor of Arts degree, majoring in East Asian Studies and has spent over 40 years living and working in Asia.

Samuel Chun Kong Shih (age 58) is our independent director. Mr. Samuel Chun Kong Shih has been a Partner and Chief Operating Officer of OYO Hotel Company, a unicorn start-up backed by Softbank in China, from November 2018 to March 2020. From April 1990 to March 2008. Mr. Shih worked for PepsiCo Inc. and held various senior positions such as Vice President — Operations, Asia Pacific, Vice President — China Bottling Operations and After PepsiCo, Mr. Samuel Chun Kong Shih served as Asia Pacific Managing Director for Red Bull GmbH from April 2008 to April 2011. From 2011 to 2012, Mr. Shih served as the Chairman of Greater China at Accor Inc. He later served as Chief Executive Officer of PepsiCo Investment (China) Limited from 2012 to 2015. Mr. Samuel Chun Kong Shih received a bachelor of science degree in food science from the University of British Columbia in 1988 and a MBA from Asia International Open University in 1993.

The Board of Directors proposes to solicit shareholder approval to effect the Election Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the re-election of directors are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	Norma Ka Yin Chu be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

(B)	Katherine Shuk Kwan Lui be re-elected as a director of the Company to hold office until the next annual general meeting or until her successor is duly elected and qualified, subject to earlier death, resignation, or removal;

(C)	Chia-hung Yang be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal;

(D)	Matthew Gene Mouw be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal; and

(E)	Samuel Chun Kong Shih be re-elected as a director of the Company to hold office until the next annual general meeting or until his successor is duly elected and qualified, subject to earlier death, resignation, or removal.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 3

REORGANIZATION OF AUTHORIZED SHARE CAPITAL

Our Board of Directors has unanimously adopted resolutions (i) approving an increase and reorganization of the authorized share capital of the Company FROM US$1,614,000 divided into 100,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each and 875,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each TO US$3,388,000 divided into 200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each, 1,750,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, and 10,000,000 preferred shares of a nominal or par value of US$0.016 each (the “Reorganization of Authorized Share Capital”) and (ii) directing that the Reorganization of Authorized Share Capital be submitted to the shareholders for approval at the Meeting.

As of the Record Date: 21,571,274 Class A Ordinary Shares and 875,000 Class B Ordinary Shares were issued and outstanding, and 3,052,383 Class A Ordinary Shares were reserved for issuance under the 2023 ESOP and the Company’s pre-IPO ESOP for both prior and potential future option grants.

Approval of this Proposal No. 3 (the “Authorized Share Capital Reorganization Proposal”) by the shareholders will grant the Board of Directors the authority, without further action by the shareholders, to carry out the reorganization of the Company’s authorized share capital after the date shareholder approval for the amendment is obtained.

Rights of Additional Authorized Class A and Class B Ordinary Shares

The additional Class A and Class B Ordinary Shares resulting from the Reorganization of Authorized Share Capital, if and when issued, would be part of the respective existing class of ordinary shares and would have rights and privileges identical to our Class A and Class B Ordinary Shares, respectively, currently outstanding.

Rights of Newly Created Preferred Shares

If this proposal is approved, preferred shares may be issued, from time to time, as authorized by the Board of Directors in one or more series, in such numbers of shares, with such designations, powers, including voting powers, full or limited, or no voting powers, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, and restrictions as the Board of Directors determines. The powers, preferences, and relative, participating, optional, or other special rights of each series of preferred shares, and any qualifications, limitations, or restrictions of a series may differ from those of any other series.

Potential Advantages of the Reorganization of Authorized Share Capital

Our Board of Directors believes that the authorized number of shares should be increased to provide sufficient ordinary shares and preferred shares for such corporate purposes as may be determined by our Board to be necessary or desirable. We do not have any plans, arrangements, or understandings for the remaining portion of the authorized but unissued shares that will be available following the Reorganization of Authorized Share Capital. However, the Company expects to utilize share capital in its acquisition strategy, for potential strategic partners and for potential future capital raising transactions.

Moreover, the creation of preferred shares would provide maximum financial and strategic flexibility with respect to future partners and financing transactions. Preferred shares are commonly authorized by publicly traded companies and can be used as a preferred means of raising capital. In some circumstances, companies, including ours, have been required to issue senior classes of securities to raise capital, with the terms of those securities being negotiated and tailored to meet the needs of both investors and issuing companies. Such senior securities often include liquidation preferences and dividend rights, conversion privileges and other rights not found in ordinary shares.

Approval of the proposed amendment will not alter or modify the rights, preferences, privileges or restrictions of our currently issued and outstanding shares.

Potential Disadvantages of the Reorganization of Authorized Share Capital

Future issuances of shares, whether ordinary shares or preferred shares, or securities convertible into shares, could have a dilutive effect on the earnings per share, book value per share, voting power and percentage interest of holdings of current shareholders.

In addition, the availability of additional shares for issuance could, under certain circumstances, discourage or make more difficult efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company. This proposal is not being presented with the intent that it be used to prevent or discourage any acquisition attempt, but nothing would prevent the Board of Directors from taking any appropriate actions not inconsistent with its fiduciary duties.

Anti-Takeover Effects

Although the Reorganization of Authorized Share Capital is not motivated by anti-takeover concerns and is not considered by our Board of Directors to be an anti-takeover measure, the availability of additional authorized preferred shares could enable the Board to issue shares defensively in response to a takeover attempt or to make an attempt to gain control of our Company more difficult or time-consuming. For example, preferred shares could be issued to purchasers who might side with management in opposing a takeover bid that the Board of Directors determines is not in the best interests of our shareholders, thus diluting the ownership and voting rights of the person seeking to obtain control of our Company. In certain circumstances, the issuance of preferred shares without further action by the shareholders may have the effect of delaying or preventing a change in control of the Company, may discourage bids for our Class A Ordinary Shares at a premium over the prevailing market price and may adversely affect the market price of our Class A Ordinary Shares. As a result, increasing the authorized number of shares could render more difficult and less likely a hostile takeover of our company by a third-party, or a tender offer or proxy contest, assumption of control by a holder of a large block of our stock, and the possible removal of our incumbent management. We are not aware of any proposed attempt to take over the company or of any present attempt to acquire a large block of our Class A Ordinary Shares.

The Board of Directors proposes to solicit shareholder approval to effect the Reorganization of Authorized Share Capital. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to this Proposal No. 3 are:

“IT IS HEREBY RESOLVED, as an ordinary resolution and with immediate effect, that the authorized share capital of the Company be increased and reorganized by way of:

a.	increasing the authorized share capital by an additional US$1,744,000;

b.	creating an additional 100,000,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

c.	creating an additional 875,000 authorized Class B Ordinary Shares of a nominal or par value of US$0.016 each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company; and

d.	creating an additional 10,000,000 authorized preferred shares of a nominal or par value of US$0.016 each which may be issued, from time to time, as authorized by the Board of Directors in one or more series, in such numbers of shares, with such designations, powers, including voting powers, full or limited, or no voting powers, preferences, and relative, participating, optional, or other special rights, qualifications, limitations, and restrictions as the Board of Directors determines, as empowered to do so under the current amended and restated memorandum and articles of association of the Company,

SO THAT, the authorized share capital of the Company be amended FROM US$1,614,000 divided into 100,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each and 875,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, TO US$3,388,000 divided into 200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.016 each, 1,750,000 Class B Ordinary Shares of a nominal or par value of US$0.016 each, and 10,000,000 preferred shares of a nominal or par value of US$0.016 each.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

AUTHORIZED SHARE CAPITAL REORGANIZATION PROPOSAL

PROPOSAL NO. 4

APPROVAL OF THE AMENDMENTS TO THE 2023 EMPLOYEE SHARE OPTION PLAN

According to section 2.4 of the Company’s the 2023 Employee Share Option Plan (“2023 ESOP”), options may be granted under the 2023 ESOP for up to such number of Class A Ordinary Shares as is equal to the sum of (a) 1,000,000 Class A Ordinary Shares; and (b) commencing on January 1, 2024, an annual increase, to be added on January 1 of each year, of up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; PROVIDED that the total number of Class A Ordinary Shares which may be issued upon exercise of all options to be granted to all participants under the 2023 ESOP and any other employee share option plan shall not in aggregate exceed 15% of the Company’s issued and outstanding Class A Ordinary Shares.

As of the date of this proxy statement: (a) 1,000,000 Class A Ordinary Shares are reserved for issuance under the 2023 ESOP; and (b) options to purchase a total of 1,120,000 Class A Ordinary Shares have been granted and are outstanding under the 2023 ESOP. Additionally, options have been granted prior to the Company’s initial public offering for a total of 2,052,383 Class A Ordinary Shares.

The following options have been granted under the 2023 ESOP which exceed the current shares available under the 2023 ESOP: (i) options to purchase an aggregate of 190,000 Class A Ordinary Shares granted to the Company’s three independent directors and an advisor which are for service from 2024 to 2027 and which vest over such period, and (ii) options to purchase an aggregate of 120,000 Class A Ordinary Shares granted to employees, officers, directors and consultants. Approval by the shareholders of this Proposal No. 4 also includes approval of the above option grants.

Because no Class A Ordinary Shares remain available for grant under the 2023 ESOP, the board proposes to amend section 2.4 of the 2023 ESOP so as to provide for an addition of 2,200,000 Class A Ordinary Shares as a result of which, if the 2023 ESOP Amendment Proposal is approved by the shareholders, as of such approval, a total of 3,200,000 Class A Ordinary Shares may be issued upon exercise of all options granted including 1,890,000 Class A Ordinary Shares available for future grant under the 2023 ESOP. The 2023 ESOP Amendment Proposal also clarifies the manner in which the shares available for grant under the 2023 ESOP are subject to automatic increase each January 1. The 2023 ESOP Amendment Proposal also applies to the US Addendum to the 2023 ESOP.

The amended section 2.4 of the 2023 ESOP, if approved by the shareholders, is set forth below:

Options may be granted under this Plan for up to such number of Class A Ordinary Shares as is equal to the sum of (a) 3,200,000 Class A Ordinary Shares; and (b) commencing on January 1, 2025 an annual increase, to be added on January 1 of each year, of up to 10% of the Company’s issued and outstanding Class A Ordinary Shares as of December 31 of the prior year; PROVIDED, that such 10% increase shall not result in the total number of Class A Ordinary Shares which may be issued upon exercise of all Options to be granted to all Participants under this Plan exceeding 15% of the Company’s issued and outstanding Class A Ordinary Shares.

The Board of Directors proposes to solicit shareholder approval to effect the 2023 ESOP Amendment Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to amending the 2023 ESOP are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

the proposed amendments to the 2023 Employee Share Option Plan be and are hereby approved.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE AMENDMENTS TO THE 2023 ESOP

PROPOSAL 5

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will request the chairperson of the Annual General Meeting (who has agreed to act accordingly) to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals 1-4 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairperson of the meeting has the power to adjourn the Annual General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 26, 2024	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu
Chief Executive Officer